Exhibit 99.1

Date: March 20, 2020	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: LITHIUM AMERICAS CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 01, 2020
Record Date for Voting (if applicable) :	April 01, 2020
Beneficial Ownership Determination Date :	April 01, 2020
Meeting Date :	May 07, 2020
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	53680Q207	CA53680Q2071

Sincerely,

Computershare
Agent for LITHIUM AMERICAS CORP.